As filed with the Securities and Exchange Commission on November 3, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...................................................................................

New Skies Satellites completes sale of company to affiliates of The Blackstone Group

THE HAGUE, Netherlands, November 2, 2004 - New Skies Satellites N.V., the global satellite communications company, today announced the completion of the sale of the company to affiliates of The Blackstone Group, a leading private investment firm.

Dan Goldberg, New Skies' chief executive officer, said: "Today, we begin a new chapter in the growth and development of New Skies Satellites. With the solid financial backing and strong commercial focus of The Blackstone Group, we are well positioned to expand our business going forward and to continue to deliver the reliable, secure, state-of-the-art satellite services on which we have built our reputation."

Trading in New Skies' shares on Euronext Amsterdam and American Depository Shares on the New York Stock Exchange will be suspended as of the close of trading today, November 2, 2004. Holders of New Skies' ordinary shares in registered or book-entry form and holders of American Depository Shares as of the close of trading today will be entitled to payment of two sale distributions, totalling $7.96 per fully diluted share.

The corporate entity that previously held the company's assets has gone into liquidation and the company's business and operations will be continued by the acquiring company, New Skies Satellites B.V. Subject to final determination by the liquidator, in accordance with Dutch law, New Skies expects to make the initial distribution, constituting approximately 95 percent of the sale proceeds, to its shareholders of record within two weeks. The final distribution will constitute the remaining sale proceeds and will be made following the expiration of the statutory two-month opposition period in connection with the liquidation and provided that any potential opposition has been taken into account.

Further information on the two distributions to shareholders will be provided when the relevant dates have been determined.

About New Skies Satellites

New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government entities around the world. New Skies has five satellites in orbit and ground facilities around the world. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Hong Kong, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C.

--END--

For enquiries, please contact:
Jeff Bothwell
Corporate Communications, New Skies Satellites	+31 70 306 4239
Jbothwell@newskies.com	+31 6 1131 0183

Boris Djordjevic
Investor Relations, New Skies Satellites	+31 70 306 4183
bdjordjevic@newskies.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne
 Name: Andrew Browne
Title:   CFO and Management Board Member

Date: November 3, 2004